UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
___________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Law Enforcement Associates Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

519485 10 6
(CUSIP Number)

Raymond James Financial, Inc.
880 Carillon Parkway
P.O. Box 12749
St. Petersburg, Florida  33716
Attention:  Paul L. Matecki, Esq.
(727) 567-5180

with a copy to:

Randall M. Walters, Esq.
Jones Day
325 John H. McConnell Blvd., Suite 600
Columbus, Ohio  43215
(614) 469-3939

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  519485 10 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Raymond James Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)
	8	SHARED VOTING POWER 0 shares of Common Stock of the Issuer
	9	SOLE DISPOSITIVE POWER 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock of the Issuer
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Law Enforcement Associates Corporation, a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 100 Hunter Place, Youngsville, North Carolina  27596.

Item 2.    Identity and Background.

Raymond James Financial, Inc., a Florida corporation (“Parent”), files this Statement in its capacity as the direct parent company of RJC Forensics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Holding Sub”), and the indirect parent company of Sirchie Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Holding Sub (“Acquisition Sub”).  Parent is a holding company whose subsidiaries are engaged in various financial services businesses predominately in the United States of America and Canada.  Parent’s principal executive offices are located at 880 Carillon Parkway, St. Petersburg, Florida  33716.  Parent, Holding Sub and Acquisition Sub are engaging in the transactions described in this Statement on behalf of Parent’s merchant banking unit, conducted by Raymond James Capital, Inc.

Schedule I attached hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Parent.

Neither Parent nor, to its knowledge, any of the persons identified in Schedule I attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The consideration used to purchase the Common Stock will be comprised of cash obtained through capital contributions to Acquisition Sub from Parent or its affiliates.

Acquisition Sub, Sirchie Finger Print Laboratories, Inc., a New Jersey corporation (“Sirchie”), and John Carrington, an individual residing in the State of North Carolina (“Carrington”), have entered into a Stock Purchase Agreement, dated as of September 12, 2007 (the “Statement Agreement”), pursuant to which Acquisition Sub has agreed to purchase, and each of Sirchie and Carrington has agreed to sell, all of Sirchie’s and Carrington’s respective ownership interests in the Issuer, including not less than 8,333,368 shares of Common Stock held by Sirchie and not less than 4,611,673 shares of Common Stock held by Carrington.  Acquisition Sub, Sirchie and Carrington entered into the Statement Agreement in connection with an unrelated stock and asset purchase agreement (the “Stock and Asset Purchase Agreement”) among Acquisition Sub; Sirchie; Carrington; Premier Crown Corporation, a North Carolina corporation (“PCC”); American Institute of Applied Science, Inc., a New York corporation (“AIAS”); Forensic Products Inc., a New York corporation (“FPI”); Fingerprint Equipment Laboratories, Inc., an Illinois corporation (“FEL”); Hunter Place Associates, a North Carolina general partnership (“Hunter”); and each of Kay Carrington, Kent Carrington and Scott Carrington, individuals, and collectively with Carrington, Sirchie, PCC, AIAS, FPI, FEL and Hunter, the “Sellers”.  Pursuant to the Stock and Asset Purchase Agreement, Acquisition Sub has agreed to purchase and acquire from the Sellers, and the Sellers have agreed to sell and transfer to Acquisition Sub, substantially all of the businesses, assets and properties of Sirchie, PCC, AIAS and Hunter, all of the issued and outstanding equity interests of FPI and FEL, and certain real estate owned by Carrington, Kent Carrington and Scott Carrington, as individuals.

Acquisition Sub and the Sellers negotiated and agreed upon a single, aggregate purchase price for (i) the various businesses, assets and properties covered by the Stock and Asset Purchase Agreement and (ii) the ownership interests of Sirchie and Carrington in the Issuer.  Such parties have not negotiated a separate, stand-alone purchase price for Sirchie’s and Carrington’s ownership interests in the Issuer, including their respective shares of Common Stock.  Consequently, such a purchase price has not been determined and at the closing under the Statement Agreement, Acquisition Sub will pay, or cause to be paid, to Sirchie and Carrington the sum of $100 and other valuable consideration (the “Consideration”).

Because the Statement Agreement was entered into in connection with the Stock and Asset Purchase Agreement, which entails numerous transactions that are unrelated to the Issuer or the shares of Common Stock, the Consideration does not reflect the result of arms-length negotiations for a stand-alone purchase and sale of Sirchie’s and Carrington’s respective ownership interests in the Issuer, nor does it necessarily reflect the fair market value of such interests or the amount that Acquisition Sub would be willing to pay, or that the Sellers would be willing to accept, in any such stand-alone purchase and sale.

The closing under the Statement Agreement is subject to the occurrence of the closing under the Stock and Asset Purchase Agreement, which itself is subject to numerous closing conditions, including, without limitation, Acquisition Sub’s satisfaction, in its sole discretion, with the results of its due diligence investigation of the Sellers, their respective businesses, assets and properties, and the Issuer.  At the time of this Statement, Acquisition Sub had undertaken only preliminary due diligence with respect to the Sellers and their respective businesses, assets and properties, and had not yet undertaken any due diligence with respect to the Issuer.  Accordingly, there can be no assurance that the closing under the Statement Agreement will occur.  Subject to the satisfaction or waiver of the closing conditions, the parties to the Statement Agreement and the Stock and Asset Purchase Agreement anticipate that the closings under those agreements will occur concurrently before January 31, 2008, after which date the various parties to those agreements may terminate them under certain circumstances.

Item 4.    Purpose of Transaction.

Parent’s purpose for the Statement Agreement is for Acquisition Sub to acquire a controlling interest in the Issuer.

Parent, Holding Sub and Acquisition Sub do not have any present plans or proposals which relate to or would result in any of the following:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
                                            Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any those enumerated above.

Item 5.    Interest in Securities of the Issuer.

The response to Item 3 is incorporated herein by this reference.

Based upon information obtained regarding the Issuer, the aggregate number of shares of Common Stock issued and outstanding on June 30, 2007 was 25,382,433 (the “Outstanding Shares”).  Pursuant to the Statement Agreement, Parent, Holding Sub and Acquisition Sub may be deemed to be the beneficial owners of 12,945,041 shares of Common Stock (the “Purchased Shares”), or 51.0% of the Outstanding Shares.

Upon the closing under the Statement Agreement, Parent, Holding Sub and Acquisition Sub may be deemed to have (i) sole power to vote or to direct the voting of the Purchased Shares and (ii) sole power to dispose or to direct the disposition of the Purchased Shares.

Except as disclosed in this Statement, neither Parent, Holding Sub, Acquisition Sub nor, to Parent’s knowledge, any of the persons identified on Schedule I attached hereto have effected transactions in shares of Common Stock during the preceding sixty (60) days.

Except for Sirchie and Carrington prior to the closing under the Statement Agreement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 5 is incorporated herein by this reference.

Except as disclosed in this Statement, neither Parent, Holding Sub, Acquisition Sub nor, to Parent’s knowledge, any of the persons identified on Schedule I attached hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.                                                      Description of Exhibit

1	Stock Purchase Agreement, dated as of September 12, 2007, by and among Acquisition Sub, Sirchie and Carrington.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:   /s/ Jeffrey P. Julien
Name:  Jeffrey P. Julien
Title: Senior Vice President - Finance
          and Chief Financial Officer

Date:  September 14, 2007

SCHEDULE I

Information with Respect to Directors and Executive Officers of Parent

Name	Title	Present Principal Occupation or Employment	Business Address	Citizenship
Jennifer C. Ackart	Controller and Chief Accounting Officer	Controller and Chief Accounting Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Angela M. Biever	Director	Managing Director of Consumer Internet Intel Capital	9141 NW Murdock St. Portland, OR 97229	Canadian
George Catanese	Senior Vice President and Chief Risk Officer	Senior Vice President and Chief Risk Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Francis S. Godbold	Director and Vice Chairman	Vice Chairman of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
H. William Habermeyer, Jr.	Director	Director of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Chet Helck	Director, President and Chief Operating Officer	Director, President and Chief Operating Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Thomas A. James	Director, Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Jeffrey P. Julien	Senior Vice President – Finance and Chief Financial Officer	Senior Vice President – Finance and Chief Financial Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Dr. Paul Marshall	Director	Professor of Management Practice, Harvard Graduate School of Business Administration	Harvard Business School 212 Rock Center Boston, MA 02163	American
Paul L. Matecki	General Counsel and Director of Compliance	General Counsel and Director of Compliance of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Paul C. Reilly	Director	Chairman of the Board of Korn/Ferry International Executive Recruiting	7402 Sade St. Tampa, FL 33615	American
Richard K. Riess	Executive Vice President	Executive Vice President of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Kenneth A. Shields	Director	Chairman of Raymond James Ltd.	Raymond James Ltd. 925 W. Georgia St. Vancouver, BC V6C3L2	Canadian
Wick Simmons	Director	Executive Committee Member of New York City Partnership Network of Business Leaders	100 North County Shopping Center Goldens Bridge, NY 10526	American